CEETOP INC.

Via Edgar and Email

January 6, 2014

William H. Thompson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:	Ceetop Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 16, 2013
Form 8-K Filed September 20, 2013 (the “Form 8-K”)
File No. 000-53307

Dear Mr. Thompson:

Ceetop Inc., (the “Company”), has received and reviewed your letter of December 19, 2013 (the “Letter”), pertaining to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Form 10K”), filed April 16, 2013 and Form 8-K filed September 20, 2013.

Headings below refer to the headings as indicated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 1A. Risk Factors, page 5

In the next annual report filed on Form 10-K for the fiscal year end December 31, 2013 (and all subsequent periodic reports filed by the Company, as such condition exists) the Company will include a risk factor disclosing the fact that the Public Company Accounting Oversight Board (PCAOB) is currently unable to inspect the audit work and practices of the auditor of the Company.

Form 8-K filed September 20, 2013

The Company anticipates filing an amendment to the Form 8-K within the next 30 days to include the financial statements of Hangzhou Softview Information Technology Company Limited required by Rule 8-04 of Regulation S-X.

The Company acknowledges:

•	That the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	That the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter has been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

CEETOP INC.

/s/ Weiliang Liu
By: Weiliang Liu
Title: Chief Executive Officer